SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 12th, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	1Q-04 Earnings Release Financial Report	30

1.	Terra Lycos Group Financial Results Analysis

•	Revenue

•	Costs and Expenses

•	Cash and Capex

2.	Financial Statements

•	Consolidated Statement of Operations

•	Notes to Consolidated Statement of Operations

•	Consolidated Balance Sheet

•	Cash Flow and Change in Net Debt Position

•	Operating Data

3.	Historic Data

•	Consolidated Statements of Operations

•	Notes to Consolidated Statements of Operations

•	Consolidated Balance Sheet

•	Operating Data

4.	Other Information

•	Description of main Consolidated Statement of Operations accounts and EBITDA

•	Main Fully and Equity Consolidated companies

•	Relevant Facts filed with the CNMV/SEC

•	Press releases

•	Contact information

Terra Lycos Group Results

Note:	The rounding-off of figures has produced small
differences in the partial totals shown and in the
percentage changes stated.

Terra Lycos Group Results

Key highlights:

•	More than 5.3 million paying subscribers: 3.5 million OBP (CSP/Portal) customers and 1.7 million access subscribers.

•	Increase of 73% year-over-year in Broadband customers in Spain and Latin America to over 725,000. At March 31, 2004, these represented 42% of the total paid access customer base (vs. 29% in 1Q03).

•	Terra Lycos still the largest internet access services company in Latin America, with a total of 1.4 million paid subs, of which more than half a million are broadband clients.

•	Year-over-year revenues growth of 17% to 134 million euros in the first quarter of 2004, equivalent to 140 million at constant 1Q03 euros (+22%).

•	Solid 32% growth in revenues in Spain compared to the same period of last year, underpinned mainly by growth in paying customers for both access and OBP/CSP services. Revenues generated in Spain represented 41% of the total.

•	EBITDA was 664 thousand euros, equivalent to 0.5% of total revenues, a 16 million euro improvement on the loss recorded in the same quarter of last year (-15 million euros or -13% of total revenue).

•	Net loss of 40 million euros marked a 15 million euro improvement on the 56 million euros loss reported a year earlier.

•	Prudent cash management, ending March with a final balance of 1.6 billion euros. Operating cash flow was positive, totalling 19 million euros.

Revenue

In 1Q04, Terra Lycos reported revenues of 134 million euros, an increase of 17% on the same period of last year. In constant 1Q03 euros this was equivalent to revenues of 140 million euros, an increase of 22%. Around 60% of consolidated revenues come from countries with currencies other than the euro.

Revenue growth in the first three months of 2004, excluding the 8.8 million euros in revenue from OneTravel, included in the consolidation perimeter in April 2003, would have been 9%.

The Alliance with Telefónica generated revenue of €27 million, €8 million more than in the first quarter 2003.

Revenue by Business Line

Access revenues reached 57 million euros, equivalent to 42% of total revenues vs. 44% in the first quarter of 2003. The 13% year-over-year growth was achieved on the back of a sustained increase in the number of broadband subscribers, especially in Brazil, Spain and Chile.

Paid Access Subs

(Thousand subscribers)

In one year, broadband customers have increased by 307,000 or 73%, to over 725,000. This represents 42% of total paying access service customers (29% in 1Q03). Brazil saw subscriber numbers increase 186,000 or 71%, Spain 62,000 or 50%, and Chile 58,000 or 162%. Narrowband customer numbers are similar to last year’s due mainly to migration towards free and broadband products.

As budgeted, monthly ARPU declined from 10.8 euros in 1Q03 to 10 euros in 1Q04. This decline was largely the result of the new ADSL tariff structure in Brazil arising from the launch of the new portfolio of Speedy products by Telesp, in force since September 2003. The decline in ARPU also reflects penetration of market segments with lower prices both in narrow and broad band.

Advertising and E-Commerce revenues totalled 34 million euros (+69%), 25% of total revenue vs. 18% in 2003.

Excluding the €8.8 million in revenue from OneTravel, growth in Advertising and E-Commerce revenues would have been 25%. This increase was mainly due to a better performance by the local advertising business in Brazil, Spain and the US, boosted by the global recovery of online advertising. In local currency, revenues from Advertising and E-Commerce in these three countries registered double-digit growth: 58%, 45% and 26% respectively.

The US made the largest contribution to Advertising and E-Commerce revenues, generating 69% of the total. Around 7% of total Advertising and E-Commerce revenues was generated as a result of the alliance with Telefónica.

Revenues from Communication, Portal and Content Services was 29 million euros (-7%), 22% of total revenues vs. 27% in 2002. 51% of these revenues were generated as a result of the alliance with Telefónica.

Revenues fell compared to the first quarter of 2003, due to the €10 million in revenues booked last year from the sale of software in Brazil, within the scope of the alliance with Telefónica. Organic growth (excluding the one-off revenues) was 35%, driven by steady growth in OBP/CSP customers.

OBP (CSP/Portal) Subs

(Thousand subs)

Paying Communication and Content subscribers, including corporate and SME recurring clients increased by 1.7 million or 95%, reaching a total of more than 3.5 million. One third are direct Terra Lycos OBP clients, the rest are reached through Telefonica as a result of the Alliance.

Anti-virus and anti-spam applications, which have been very well received in Brazil and recently in Spain, are the communications services most in demand. The most popular portal product subscription services are Tripod, Angel Fire and Quote.

Corporate Services and Other was 14 million euros (+11%), representing 10% of total revenues vs. 11% in the same period of 2003.

51% of revenues in the first quarter this year came from corporate access services, webhosting, webdesign and financial/e-commerce services that Terra Lycos provides directly to companies in Brazil and Mexico.

27% of revenues are generated within the scope of the alliance with Telefónica and correspond to audit, e-learning and consultancy services.

Revenue by Country

The various countries’ contributions to total revenues were similar lo last year’s, with Spain, Brazil and the US accounting for the bulk.

Spain, with year-over-year growth of 32%, generated 55 million euros of revenues, equivalent to 41% of the total (vs. 37% in the same quarter of 2003). Growth was driven by the increase in the number of subscribers to both access and OBP services and by the recovery of the local advertising industry. The Access; Advertising and E-Commerce; and Communication, Portal and Content Services business lines reported growth of 13%, 45% and 42% respectively.

Some of the significant events involving Terra Lycos’ operations in Spain in the period were: the positive impact of the Christmas advertising campaign, which continued to generated customer adds in the first few months of 2004, and the highly successful launch of the Antivirus and Anti-spam paid product at a price of 3.3 euros a month, which had over 2,000 customers by the end of March.

Brazil generated 122 million reais of revenues (-2%), equivalent to 34 million euros at the average exchange rate prevailing in 1Q04 (+1%). Stripping out the 10 million euro one-off revenues obtained from the sale of software to Telefónica within the scope of the Alliance, growth was 39%. Growth was mostly organic and sustained in all business lines. The Access; Advertising and E-Commerce;

Communication, Portal and Content Services; and Corporate, SME and Other Services business lines reported growth of 22%, 587%, 353%, and 14%, respectively.

Terra Brasil, with over 1.1 million subscribers, remains the leading paid access provider in Brazil. The company is undisputed leader of the broadband market, with over 447 thousand customers. Further, renowned brands such as Nike and Dell continue to join Terra Brasil’s customer portfolio and the Brazilian media still acknowledge Terra as the most well-known brand in the south of the country.

Some of the most significant events involving Terra Lycos’ Brazilian operations in the first quarter of 2004 include: (i) the launch in conjunction with Vivo—Brazil’s largest mobile telephony company with nearly 22 million subscribers—of a new pay content service for mobile telephones, which was very well received by the market, and (ii) the launch of a new 128Kps ADSL access product to accelerate penetration of Sao Paulo’s broadband market.

The US generated 37.5 million dollars of revenues (+64%), equivalent to 30 million euros (+41%) at the average exchange rate prevailing in 1Q04. Excluding revenues from the consolidation of OneTravel, US operations saw year-over-year growth in local currency of 16%. Higher revenue in the quarter was mainly due to advertising revenue underpinned by the agreement with 24/7 Real Media for the sale of advertising and the higher revenue generated by the agreement with Google, against a favourable backdrop of a rebound in on-line advertising.

A new strategy was announced in the period whereby Lycos is to abandon the generalist portal model and become a compact network of interconnected vertical portals aimed at making communications between people easier. In accordance with this strategy the company was restructured, with activities being centred on Lycos Search, Tripod, Angelfire, Wired News, Matchmaker, Quote and Gamesville, and a new homepage was launched.

Costs and Expenses

The €70 million Gross Margin, calculated as the difference between Total Revenues and Goods Purchased, improved by two percentage points to 52% of total revenues from 50% in the first quarter of 2003. The large savings in communication and content costs achieved during the year have not only easily offset the smaller margins on OneTravel products, but have also led to an improvement in the overall gross margin.

Operating expenses declined in absolute terms and as a percentage of revenues to 70 million euros or 52% of revenues from 77 million euros or 67% of revenues in the first quarter of 2003.

The biggest saving was achieved in Personnel costs, which have fallen by 5 million euros (from 32 million euros in 1Q03 to 27 million euros in 1Q04) due mainly to the restructuring of the workforce in the US. At the end of March, the total headcount was 2,147 employees, 104 less than a year earlier.

Marketing Expenses and Commissions were 15 million euros, similar to the figure for the first quarter of 2003 and representing 11% of total sales vs. 14% in 1Q03. A more selective investment policy explains the decline. Client sign-ups objectives were achieved.

Professional Services expenses were 5 million euros—similar to last year’s—and represented 4% of total revenue.

Maintenance, Supplies and Leases amounted to 8 million euros, a 4.5 million euro decrease compared to the previous year, due mainly to the capitalisation of equipment leases by Lycos Inc.

Other Expenses, which includes working capital provisions, taxes (other than income tax), and travel and insurance expenses, among others, totalled 15 million euros, 2.7 million euros more than in 1Q03. Growth is explained by higher insurance premiums.

EBITDA

The larger gross margin and control over operating costs led to an increase in EBITDA (earnings before interest, tax, depreciation and amortisation), which has been positive since the fourth quarter of 2004.

EBITDA

(thousand EUR)

EBITDA in the period was 664 thousand euros, a 16 million euro or 14-percentage point improvement on the same period of last year.

Net Result

Below EBITDA lines have shown the following evolution.

Depreciation and amortization amounted to €22 million at the end of 1Q04, €2.4 million more than in the first quarter of 2003, mainly due to the accelerated amortization of some intangible assets of OneTravel.

Amortization of Goodwill amounted to €20 million, similar to the registered in 1Q03.

Net Financial Income was €12 million reflecting interest received on cash balances and the mark-to-market of financial investments.

Equity share in Affiliates’ losses amounted to 4.6 million euros, down from the 11 million euros loss in 2003. The large decrease in this item is mainly due to the improvement in Lycos Europe and Lycos Asia’s results.

Extraordinary expenses show a 19.6 million euros loss compared to income of 2.5 million euros in the first quarter of 2003, due mainly to the extraordinary costs associated with the restructuring of the US operations, which included severance payments and the cancellation of operating contracts and leases.

The 10.6 million euros in Corporate Tax corresponds to the tax credit recorded as a result of Grupo Terra’s inclusion in the special consolidated tax regime of the Grupo Telefónica since January 1, 2004. The adoption of Grupo Telefónica’s consolidated tax regime has enabled the use of tax credits which had been inactive since 2002.

Minority interest was €2 million and corresponds 100% to OneTravel.

Net Income reflects a loss of 40 million euros, a 15.3 million euro or 27% improvement on the same period last year.

Cash and Capex

The cash balance at the end of March 2004 was 1.606 billion euros, 10.5 million euros more than in December 2003, representing approximately 2.86 euros per share.

This increase on the previous quarter was due to cash generation of 3.3 million euros and the 7.2 million euro positive impact of the dollar’s appreciation. At 31 March 2003, the cash position denominated in dollars amounted to $262 million.

Operating Cash-flow was positive by 19 million euros, mirroring the improvement in EBITDA. In 1Q04 the company received an 8 million euro tax rebate.

Cash flow from investing activities was negative by 23 million euros. It includes a €9 million payment associated to the use of backbone infrastructure (intangible asset).

Cash flow from financing activities was positive by 8 million euros and corresponds to the interest received on cash balances.

Financial Statements

Note:	The rounding-off of figures has produced small
differences in the partial totals shown and in the
percentage changes stated.

Consolidated Statement of Operations

(in thousand of Euros—Spanish GAAP)

unaudited

	Three Months Mar-31
	2004	2003 (1)
Revenues:
Access	56.959	50.566
Advertising and e-commerce	34.214	20.285
Communication, portal and content services	29.135	31.452
Corporate & SMEs Services and Other	13.928	12.523
Total revenues	134.236	114.827

Goods purchased	(63.881)	(57.857)
Gross profit	70.355	56.970

Personnel expenses	(27.187)	(31.831)
Professional services	(5.048)	(5.118)
Depreciation and amortization	(21.848)	(19.461)
Marketing and Commissions	(15.204)	(15.592)
Maintenance, supplies and leases	(7.726)	(12.176)
Other expenses	(14.526)	(11.814)
Total other operating expenses	(91.539)	(95.992)

Operating loss	(21.184)	(39.022)

Financial income (expense)	11.988	12.270
Amortization of goodwill	(19.675)	(20.129)
Equity share in affiliate losses, net	(4.609)	(11.187)
Extraordinary income (expense) and other	(19.607)	2.518

Income (loss) before taxes	(53.087)	(55.550)

Corporate income tax	10.573	(164)
Minority interest	2.121	26

Net Loss (Spanish GAAP)	(40.393)	(55.688)

Shares excluding Stock Options Plan (‘000)	561.012	559.848

(1)	Revenue by business line and some operating expenses show slight variations from previously reported figures due to reclassifications

Notes to Consolidated Statement of Operations

(in thousands—Spanish GAAP)

unaudited

Revenues by Country (1)

	Mar-31		Mar-31
	2004	2003	2004		2003
	Current Euros		Local Currency				Δ%
Spain	55,427	42,051	55,427		42,051		32%
Brazil	33,651	33,270	121,798		124,408		-2%
US	30,041	21,317	37,533		22,870		64%
Other	15,116	18,189	17,026	(2)	18,189	(3)	-6%
Total revenues	134,236	114,827

(1)	Not by legal entity
(2)	In Euros at 3m’03 average exchange rates
(3)	In Euros

EBITDA Reconciliation—Current Euros

	Three Months Mar-31
	2004 constant €(1)	2003	Δ%

Revenue by business:
Access	56.957	50.566	13%
Advertising and e-commerce	38.298	20.285	89%
Communication, portal and content	30.216	31.452	-4%
Corporate & SMEs Services and Other	14.536	12.523	16%
Total revenues	140.008	114.827	22%
Revenue by country:
Spain	55.427	42.051	32%
Brazil	32.573	33.270	-2%
US	34.983	21.317	64%
Other	17.026	18.189	-6%
Total revenues	140.008	114.827	22%
EBITDA (2)	(568)	(15.202)	96%
EBITDA Margin	0%	-13%	13 p.p.

(1)	3m’03 average exchange rates
(2)	See EBITDA description in the Other Information section

Figures at Constant Euros

	Three Months Mar-31
	2004 constant €(1)	2003	Δ%

Revenue by business:
Access	56,957	50,566	13%
Advertising and e-commerce	38,298	20,285	89%
Communication, portal and content	30,216	31,452	-4%
Corporate & SMEs Services and Other	14,536	12,523	16%
Total revenues	140,008	114,827	22%

Revenue by country:
Spain	55,427	42,051	32%
Brazil	32,573	33,270	-2%
US	34,983	21,317	64%
Other	17,026	18,189	-6%
Total revenues	140,008	114,827	22%

EBITDA (2)	(183)	(15,202)	99%
EBITDA Margin	0%	-13%	13 p.p.

(1)	3m’03 average exchange rates

(2)	See EBITDA description in the Other Information section

Consolidated Balance Sheet

(in million of Euros—Spanish GAAP)

unaudited

	Mar-31
	2004	2003
ASSETS
Due from Shareholders for Uncalled Capital	0	254
Fixed and Other Noncurrent Assets:
Intangible assets	75	72
Property and equipment	34	46
Long-term investments	561	559
Treasury Stock	125	2
Other fixed and noncurrent assets	1	1
Total fixed an other noncurrent assets	796	679
Goodwill in consolidation	403	606
Long-Term deferred expenses	6	7
Current Assets:
Cash and Short-term investments	1,608	1,744
Other current assets	139	147
Total current Assets	1,747	1,891

TOTAL ASSETS	2,952	3,437

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	2,685	3,112
Minority interests	1	0
Long-term liabilities	69	60
Current liabilities	197	266

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,952	3,437

Cash Flow Statement

(in million of Euros—Spanish GAAP)

unaudited

Mar-31 2004
Initial Balance (1)	1.595,2
Cash flows from operating activities	18,6
Cash flows from investing activities	(23)
Cash flows from financing activities	7,5
Conversion rates changes	7,2
Ending Balance (2)	1.605,7

(1)	´03 initial balance expressed in Euros at Dec ‘03 closing exchange rates.

There	is a €2 million difference with the 12m03 reported final balance due to a change in the consolidation perimeter

(2)	´03 ending balance expressed in Euros at Mar ‘04 closing exchange rates

Change in Net Debt Position

(in million of Euros—Spanish GAAP)

unaudited

		Mar-31 2004
I	Cash flow from operations	18.6
II	Other payment related to operating activities	0.0
III	Net interest payment	8.3
IV	Payment for income tax	0.0

A=I+II+III+IV	Net cash provided by operating activities	26.9

V	Net payment for investment in fixed and intangible assets	-22.0
VI	Net payment for financial investment	-0.7

B=V+VI	Net cash used in investing activities	-22.7

C	Dividends paid	0.0

D=A+B+C	Free cash flow after dividends	4.1

E	Capital increases	-0.8
F	Effects of conversion rate changes on net debt	7.2

G	Net debt at beginning of period	-1,600.2
	Cash and cash equivalent	-1,595.2
	Other short term financial investment	-5.0

H=G-D-E-F	Net debt at end of period	-1,607.7
	Cash and cash equivalent	-1,605.7
	Other short term financial investment	-2.1

Operating Data

(in thousands)

	Mar-31
	2004	2003	Δ%
Total Paid Subscribers (1)	5,273	3,260	62%
Access:
Narrowband	1,020	1,031	-1%
Broadband	726	419	73%
Total	1,746	1,450	20%

OBP (CSP/ Portal):	3,528	1,810	95%

Broadband Access Subscribers:
Spain	184	122	50%
Latam	542	297	83%
Total	726	419	73%

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/ services at the same time.

Historic Data

Note:	The rounding-off of figures has produced small
differences in the partial totals shown and in the
percentage changes stated.

.

Consolidated Statement of Operations

(in thousand of Euros—Spanish GAAP)

unaudited

	2003				2004
	3m	6m	9m	12m	3m
Revenues:
Access	50.566	104.409	161.392	221.034	56.959
Advertising and e-commerce	20.285	59.933	99.558	143.021	34.214
Communication, portal and content services	31.452	62.333	88.766	119.023	29.135
Corporate & SMEs Services and Other	12.523	27.061	41.523	63.550	13.928
Total revenues	114.827	253.736	391.239	546.627	134.236

Goods purchased	(57.857)	(129.529)	(199.561)	(265.836)	(63.881)
Gross profit	56.970	124.207	191.678	280.791	70.355

Personnel expenses	(31.831)	(62.712)	(93.126)	(119.653)	(27.187)
Professional services	(5.118)	(11.430)	(16.374)	(23.191)	(5.048)
Depreciation and amortization	(19.461)	(37.492)	(57.158)	(78.742)	(21.848)
Marketing and Commissions	(15.592)	(35.398)	(54.395)	(79.104)	(15.204)
Maintenance, supplies and leases	(12.176)	(23.905)	(33.333)	(41.306)	(7.726)
Other expenses	(11.814)	(27.385)	(41.553)	(57.021)	(14.526)
Total other operating expenses	(95.992)	(198.322)	(295.939)	(399.017)	(91.539)

Operating loss	(39.022)	(74.115)	(104.261)	(118.226)	(21.184)

Financial income (expense)	12.270	21.416	27.059	57.743	11.988
Amortization of goodwill	(20.129)	(42.173)	(62.385)	(82.297)	(19.675)
Equity share in affiliate losses, net	(11.187)	(8.608)	(15.014)	(34.734)	(4.609)
Extraordinary income (expense) and other	2.518	5.773	17.401	4.534	(19.607)

Income (loss) before taxes	(55.550)	(97.707)	(137.200)	(172.980)	(53.087)

Corporate income tax	(164)	(168)	(226)	(266)	10.573
Minority interest	26	24	447	536	2.121

Net Loss (Spanish GAAP)	(55.688)	(97.851)	(136.979)	(172.710)	(40.393)

Shares excluding Stock Options Plan (‘000)	559.848	560.835	560.973	560.997	561.012

(1)	Revenue by business line and some operating expenses show slight variations from previously reported figures due to reclassifications

Notes to Consolidated Statement of Operations

(in thousand of Euros—Spanish GAAP)

unaudited

	2003				2004
	3m	6m	9m	12m	3m
Revenues by Country: (1)
Spain	42.051	89.638	139.949	203.257	55.427
Brazil	33.270	71.934	105.990	142.599	33.651
US	21.317	57.263	93.812	126.026	30.041
Other	18.189	34.902	51.488	74.746	15.116
Total revenues	114.827	253.736	391.239	546.627	134.236

EBITDA reconciliation:
Operating loss	(39.022)	(74.115)	(104.261)	(118.226)	(21.184)
Depreciation and amortization	19.461	37.492	57.158	78.742	21.848
Lease expense on fixed assets (2)	4.359	8.404	9.875	10.133	0
EBITDA(3)	(15.202)	(28.219)	(37.228)	(29.352)	664
EBITDA Margin	-13%	-11%	-10%	-5%	0,5%

(1)	Not by legal entity
(2)	In all prior periods reported and for EBITDA guidance calculation purposes, expenses related to equipment leases recorded in Lycos are deemed to be depreciation costs.
(3)	See EBITDA description in the Other Information section

Consolidated Balance Sheet

(in million of Euros—Spanish GAAP)

	2003				2004
	Mar-31	Jun-30	Sep-30	Dec-31	Mar-31
ASSETS
Due from Shareholders for Uncalled Capital	254	229	224	0	0
Fixed and Other Noncurrent Assets:
Intangible assets	72	69	78	80	75
Property and equipment	46	43	39	39	34
Long-term investments	559	615	619	546	561
Treasury Stock	2	2	0	126	125
Other fixed and noncurrent assets	1	1	1	1	1
Total fixed an other noncurrent assets	679	730	737	792	796
Goodwill in consolidation	606	471	451	422	403
Long-Term deferred expenses	7	7	7	6	6
Curent Assets:
Cash and Short-term investments	1.744	1.650	1.622	1.599	1.608
Other current assets	147	169	176	168	139
Total current Assets	1.891	1.819	1.798	1.767	1.747
TOTAL ASSETS	3.437	3.256	3.217	2.987	2.952
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	3.112	2.987	2.939	2.721	2.685
Minority interests	0	4	3	3	1
Long-term liabilities	60	62	73	60	69
Current liabilities	266	203	202	203	197
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3.437	3.256	3.217	2.987	2.952

Operating Data

(in thousands)

	2003				2004
	3m	6m	9m	12m	3m
Total Paid Subscribers (1)	3.260	3.610	4.602	5.033	5.273
Access:
Narrowband	1.031	1.045	1.035	1.028	1.020
Broadband	419	477	543	644	726
Total	1.450	1.522	1.578	1.672	1.746
OBP (CSP/ Portal):	1.810	2.088	3.024	3.361	3.528
Broadband Access Subscribers:
Spain	122	135	143	166	184
Latam	297	342	400	478	542
Total	419	477	543	644	726

(1)	Based on number of services delivered. Some subscribers may be contracting access and OBP product/ services at the same time

Other Information

Description of main Consolidated Statement of Operations accounts and EBITDA

Revenues

Access: subscriptions, traffic-inducement fees and call center revenues from residential clients.

Advertising and e-commerce: advertising, slotting fees and transaction commissions.

Communication, Portal and Content Services: value-added service fees related to communication, portal and content services and software package licenses paid to us by the final user or the companies through which we distribute them to the final user.

Corporate & SMEs Services and Other: primarily services to corporations and SMEs both access and media related. It excludes fees paid to us by the companies that distribute our value-added services, which are included under the Communication, Portal and Content Services line.

Goods Purchased

Include telecommunication expenses, technical help desk expenses, purchase of customer connection kits and modems, cost of e-commerce products sold, ad-serving costs, purchase of content, operating outsourcing and any other purchase.

Personnel Expenses

Include salaries, associated expenses and other employee benefits, regardless of the job classification of the employee.

Professional Services

Include consulting, legal advisors’ and auditors’ fees, among others.

Depreciation and Amortization Expenses

Include depreciation charges relating to tangible assets and amortization charges relating to intangible assets (not including goodwill), intangible rights and start-up costs.

Marketing and Commissions

Include expenses related to advertising and marketing.

Maintenance, Supplies and Leases

Include rental expenses, equipment leases, repairs and maintenance expenses, as well as expenses related to internal communications and other office expenses.

Other Expenses

These expenses include bad debt, tax (other than income tax), travel and insurance expenses and other operating expenses.

EBITDA

EBITDA is defined as operating income (loss) before depreciation on fixed assets, lease expense on fixed assets and amortization on intangible assets.

Other below the line items that are not included in EBITDA represent costs that are either not directly related to our core business or are non-recurring in nature including our share of gains and losses on equity method investments, goodwill amortization and other one time charges we believe to be outside the normal course of business and which may change from period to period, as well as income taxes.

Main Fully and Equity Consolidated Companies

MAIN FULLY CONSOLIDATED COMPANIES

ARGENTINA	TERRA NETWORKS ARGENTINA, S.A.
BRAZIL	TELEFONICA INTERACTIVA BRASIL, LTDA. (GROUP)
CHILE	TERRA NETWORKS CHILE HOLDING LIMITADA, S.A. (GROUP)
COLOMBIA	TERRA NETWORKS COLOMBIA HOLDING, S.A. (GROUP)
DOMINICAN REPUBLIC	TERRA NETWORKS CARIBE, S.A.
GUATEMALA	TERRA NETWORKS GUATEMALA, S.A. (GROUP)
MEXICO	TERRA NETWORKS MEXICO HOLDING, S.A. DE C.V. (GROUP)
PERU	TERRA NETWORKS PERU, S.A.
SPAIN	EDUCATERRA, S.L.
SPAIN	IFIGENIA PLUS, S.L.
SPAIN	MAPTEL NETWORKS, S.A.U.
SPAIN	TERRA NETWORKS ESPAÑA, S.A.U.
USA	LYCOS, INC. (GRUPO)
USA	ONE TRAVEL.COM, INC.
VENEZUELA	TERRA NETWORKS VENEZUELA S.A.

MAIN EQUITY CONSOLIDATED COMPANIES

HOLLAND	LYCOS EUROPE	32,1%
SINGAPUR	LYCOS ASIA	100%
SPAIN	AZELER AUTOMOCIÓN, S.A.	50%
SPAIN	ATREA	50%
SPAIN	RED UNIVERSAL DE MARKETING Y BOOKINGS ON-LINE, S.A.	50%

Relevant Facts filed with the CNMV/SEC

♦	April 29th. 2004: Terra Networks, S.A. is currently involved in a reviewing and analyzing process on some of its operating units. As part of this global process, different alternatives are being analyzed for Lycos US. No definitive decision has been adopted so far.

♦	March 30th. 2004: To complete the restructuring process at Terra Lycos group, the Company believes it needs, amongst other things, to reduce personnel costs. Accordingly, it has submitted an application to make redundancies. For the time being, it does not know the precise scope of this action or the number of employees that will be affected.

♦	March 24th. 2004: As part of the technical reorganization of its central operating units, Terra Networks, S.A. has created two new areas called, respectively, the Content and Innovation Unit, and the Technology and Development Unit. Luis Velo has been appointed to head the former and Alfonso Vicente the latter.

♦	March 10th. 2004: Terra Lycos files the Corporate Governance Annual Report related to year 2003 once it has been approved by the Board of Directors of Terra Networks, S.A. with the favourable report from the Audit and Control Committee. The mentioned Report of Corporate Governance may be consult throughout Terra Networks, S.A. web page. (http://www.terralycos.com).

♦	February 25th. 2004: The Board of Directors of Terra Lycos accepted the resignation submitted by Mr. Luis Ramón Arrieta Durana, as Member of the Board of Directors as well as Member of the Audit and Control Committee and Appointment and Remuneration Committee, after thanking Mr. Arrieta for his work and dedication during the term of his functions. At the end of the same meeting it was also accepted the resignation submitted by Mr. Joaquim Agut Bonsfills, as Member of the Board of Directors, after thanking Mr. Agut for his work and dedication during the term of his functions, for both, Executive Chairman and Member of the Board of Directors.

♦	January 27th. 2004: The Board of Directors of Terra Lycos accepted the resignation submitted by Mr. Edward M. Philip, as Member of the Board of Directors, after thanking Mr. Philip for his work and dedication during the term of his functions.

Press Releases of the Quarter

♦	February 11th. 2004: Terra Lycos and 24/7 Real Media, Inc. a pioneer in interactive marketing and technology, announced the signing of a multi-year strategic agreement for 24/7 Real Media media sales, ad serving and analytics technology services for Lycos’ U.S. Web properties.

♦	February 11th. 2004: Terra Lycos announced the creation of the first Internet network specifically constructed to enable people to create and recreate relationships with the people who most enrich their lives. With the change, to be rolled out in a series of steps over the coming months, the new Lycos is poised to be a leader in the emerging personal connectivity category, the Internet arena that connects people around areas of passion including family, friends, career and more.

♦	February 3th. 2004: Terra Lycos and Network Associates Inc, the leading provider of online security solutions, have reached an agreement to offer portal users easy access to their anti-virus products and “Personal Firewall Plus” (the best online protection against hackers and intruders).

Contact Information

Terra Lycos
Investor Relations

Miguel von Bernard	Investor Relations Director
Phone:	34.91.452.3922
e-mail:	miguel.vonbernard@corp.terra.com

Claudia Sierra	Investor Relations
Phone:	34.91.452.3927
e-mail:	claudia.sierra@corp.terra.com

Concha López	Investor Relations
Phone:	34.91.452.3926
e-mail:	concha.lopez@corp.terra.com

Justine Alonzo	Investor Relations USA
Phone	1.781.370.28.07
e-mail:	justine.alonzo@corp.terralycos.com

Terra Lycos
Shareholders Office
Cristina García	Shareholders Office
Phone:	900.500.525
e-mail:	oficina.accionistas@corp.terra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	May 12th, 2004	By:	/s/ Elías J. Rodríguez-Viña

			Name:	Elías J. Rodríguez-Viña
			Title:	Chief Financial Officer Terra Networks, S.A.